PRIMERO ANNOUNCES EXECUTIVE LEADERSHIP CHANGE

Toronto, Ontario, February 23, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that Mr. Ernest Mast and Primero have reached a mutual decision that Mr. Mast will depart Primero to pursue other opportunities effective no later than March 6, 2017. Upon Mr. Mast’s departure, Mr. Joseph F. Conway will be appointed Interim President and Chief Executive Officer. Mr. Mast will continue to assist the Company in facilitating a smooth transition in leadership. The Company thanks Mr. Mast for his service and his assistance in transitional matters.

Mr. Conway is currently Vice Chairman and was previously President and C.E.O. of Primero from June 2010 through January 2016. Mr. Conway has nearly 30 years of mining and financial industry experience. He was President and C.E.O. of IAMGOLD Corporation from 2003 to 2010, growing it from a $50 million joint venture company to a $6 billion leading intermediate gold producer. Mr. Conway has a B.Sc. from Memorial University of Newfoundland (1981), and an MBA from Dalhousie University (1987).

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com